FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 8, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Flóra Rajki, Matáv IR
+36 1 457 6036
Gyula Fazekas, Matáv IR
+36 1 457 6186
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

T-MOBILE HUNGARY WINS UMTS LICENSE

BUDAPEST – December 8, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunication service provider today announced that the Office of the Hungarian National Regulatory Authority (NRA) has granted a UMTS license to T-Mobile Hungary.

T-Mobile Hungary, the Hungarian mobile arm of Matáv Group is granted the right to use one of the Hungarian UMTS frequency blocks for 15 years. The license fee will be net HUF 17 bn in total, out of which HUF 5.5 bn is due in December 2004, HUF 6 bn in June 2005 and HUF 5.5 bn in December 2005. Obligations include the launch of the service in central Budapest by January 1, 2006 and 30% population coverage by January 1, 2008.

According to the NRA press release, Pannon GSM will pay HUF 19 bn for a license with different conditions and an additional DCS 1800 frequency block. In the absence of a register bid from a new entrant, no fourth license could be awarded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: December 8, 2004